August 1, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecily LaMothe

Re:	Arizona Land Income Corporation
Preliminary Proxy Statement on Form 14A
File No. 1-09900
Original Filing Date: February 1, 2007
Pacific Office Properties Pro Forma and
Historical Financial Statement Presentation
Ladies and Gentlemen:
We appreciate the significant time and attention that the Accounting Staff has already devoted to the accounting issues raised in the above-referenced preliminary proxy statement (the “Proxy Statement”). Consistent with our discussions and in accordance with the guidance previously provided by the Accounting Staff, this letter addresses the following:
•	A proposed restructuring of the transaction that would allow us to satisfy the financial statement requirements of Regulation S-X.

•	The impact that the proposed restructuring would have on the determination of the accounting acquirer.

•	The impact that the designation of Waterfront as the new accounting acquirer would have on the pro forma accounting adjustments.

•	The manner in which SAB 80 would be applied in connection with the financial information that would be included in the Proxy Statement.

•	Our requests for a preliminary indication of concurrence by the Accounting Staff with our analysis and proposed financial statement presentation.
Proposed Restructuring
The pro forma financial statements for Pacific Office Properties Trust, Inc. (“POP”) that were presented in the preliminary proxy materials filed to date contemplated the designation of the City Square contributor entity (“City Square”) as the accounting acquirer of all property interests to be contributed to a subsidiary operating partnership to be formed by POP (“POP, LP”). It has become clear, as a result of our continuing dialogue and the unavailability of historical financial

Securities and Exchange Commission
August 1, 2007

information for City Square, that it will not be possible for City Square to satisfy the requirements of Rule 3-02 of Regulation S-X applicable to the Proxy Statement and to the post-consummation periodic reports required under the Securities Exchange Act of 1934 (the “1934 Act”). Accordingly, the principals of POP (which are the same principals of the contributed TSG entities) and Arizona Land Income Corporation (“AZL”) have elected to pursue a substantial modification of the contribution transaction contemplated in the Master Agreement (as defined in the Proxy Statement), in order to address the accounting issues presented by the initial transaction structure.
The terms of the proposed restructuring are as follows:
•	The City Square contribution would be restructured to provide for the payment of cash consideration, in lieu of a portion of the equity consideration, in the amount of $12,000,000.

•	The cash consideration would be paid in the form of a promissory note that would provide for quarterly principal and market rate interest payments over a 5 year period. The note would represent a full recourse obligation of POP, LP and would be delivered to the Pacific Office Contributor (as defined in the Proxy Statement) at the closing.

•	The equity consideration to be received by City Square would be reduced by $12,000,000. Accordingly, the number of Units issued in respect of the City Square contribution would be reduced.
We note that while the restructuring substantially modifies the economics of the transaction for the owners of City Square and the transaction structure, the parties have not modified the aggregate contribution value for City Square or any of the other properties to be contributed to POP, LP in connection with the transaction.
Assuming the implementation of the proposed restructuring, the owners of the Waterfront contributor entity (“Waterfront”) would receive the greatest share of the equity consideration distributed in connection with the transaction. The following table presents a summary of the fair values of the individual assets, their existing debt, and the resulting equity ownership for the properties contemplated to be contributed. The equity ownership on a property by property basis is presented on Exhibit A to this submission.

Securities and Exchange Commission
August 1, 2007

			Remaining
	Waterfront	City Square	Properties	Total

Contribution Value:
Asset Fair Value	$150,000,000	$101,900,000	$316,273,000	$568,173,000
Mortgage Debt	(111,000,000)	(51,000,000)	(241,173,000)	(403,173,000)

Total Contribution	$39,000,000	$50,900,000	$75,100,000	$165,000,000

Consideration:
Debt — Promissory Note	$—	$12,000,000	$—	$12,000,000
Equity — Partnership Units	39,000,000	38,900,000	75,100,000	153,000,000

Total Consideration	$39,000,000	$50,900,000	$75,100,000	$165,000,000

Equity Ownership % — Contributor	25.49%	25.42%	49.08%	100.00%

Equity Ownership % — Fully Diluted	24.02%	23.96%	46.26%	94.24%
In the above table, the total Equity Ownership % — Fully Diluted is less than 100% because it does not include the cash subscription described in the Proxy Statement (2.02% of the total equity interests upon consummation of the transactions) and the equity ownership retained by the existing shareholders of AZL (3.74% of the total).
New Accounting Acquirer is Waterfront
Given that the deal modification results in the receipt by Waterfront of the largest allocation of equity consideration in the transaction, it should, under SFAS 141, paragraphs 17 and 18, be designated the accounting acquirer. The Waterfront property has always been the largest contributed property in terms of asset value; with a fair value of $150 million, it is $30 million greater than the next largest property and $48.1 million greater than City Square. It also has greater revenue and operating income than any other contributed property. Furthermore, Waterfront would obtain, under the proposed restructuring, a greater interest in the voting rights of POP than any other party. Finally, Waterfront is controlled by Jay Shidler (through his ownership of 56.25% equity). He was the primary strategist and negotiator of the transaction with AZL. In addition, Mr. Shidler will be the Chairman of the Board of POP following the consummation of the transaction. Based on the facts and considerations noted above, we believe, that as a result of the proposed restructuring, Waterfront would be the accounting acquirer.
Impact of New Accounting Acquirer on Pro forma Adjustments
As the accounting acquirer, all of the assets, liabilities and equity of Waterfront are required to be reflected at their historical cost basis in the pro forma financial information. Additionally, because Jay Shidler owns a 56.25% controlling interest in Waterfront, his interest in the contributed TSG entities other than Waterfront (“Other TSG Entities”) will also be contributed at historical cost. As a result, only the non-Jay Shidler interests in the Other TSG Entities would be reflected at fair value, in accordance with SFAS 141, in the pro forma financial information.

Securities and Exchange Commission
August 1, 2007

Proposed Additional Audit Work and Application of SAB 80
In order to comply with the requirements applicable to preparation of pro forma financial information using SAB 80, we propose to perform the following additional audit work:
(1)	Auditing the financial statements for all of the entities (including the accounting acquirer) through June 30, 2007; and
(2)	Providing pre-acquisition audited financial statements for the Sorrento Technology Center entity for the period beginning August 2004 through the date that it was acquired in December 2005.
The Accounting Staff has indicated that the financial information reflecting the properties other than the accounting acquirer may be presented on a combined basis in accordance with ARB 51. Several of the TSG entities were acquired during the past three year audited periods. As a first time registrant, we are applying SAB 80 to satisfy our Rule 3-05 financial statement requirement. Auditing the additional six-month periods would allow us to satisfy the SAB 80 guidelines for the Other TSG Entities. We believe that the financial statement requirements for the Other TSG Entities would be satisfied both for the Proxy Statement and for the subsequent periodic filings under the 1934 Act as further described in the bullet points below. In this regard, we note that the Staff Training Manual Topic Two I.D.4.a and SAB 80/SAB Topic I and J indicate that a 9-month period, 21-month period and 33-month period would meet the respective one year, two year and three year audit requirements of SAB 80.
•	City Square — This property was acquired in August 2005. By auditing through June 30, 2007, we can provide audited statement of operations for 22 consecutive months along with balance sheets for December 31, 2005 and 2006, and June 30, 2007. Since we will have two years (a period of 22 months would meet the two year requirement) of audited financial statements for this property, this entity would meet the two year test for the SAB 80 analysis.

•	Sorrento Technology Center — Although this property was acquired in December 2005, we will be able to audit for the pre-acquisition period beginning in August 2004 (the date the Seller acquired the property) through the acquisition date. By auditing through June 30, 2007, we can provide audited statement of operations for 34 months along with balance sheets for December 31, 2005 and 2006, and June 30, 2007. Since we would have three years (a period of 34 months would meet the three year requirement) of audited financial statements for this property, this entity would meet the three year test for the SAB 80 analysis.
For purposes of the SAB 80 analysis, we would use the June 30, 2007 pro forma balance sheet for the asset and investment tests, and the December 31, 2006 pro forma income statement for the significance tests. Consistent with the above guidance, the asset and investment tests would be computed using a pro forma balance sheet as of the latest audited balance sheet, and the

Securities and Exchange Commission
August 1, 2007

income test would be computed based on the pro forma income statement for the most recent audited fiscal year included in the Proxy Statement.
SAB 80 Analysis Results
We have applied the SAB 80 tests using the pro forma financial statements described above and have determined that (i) AZL and all other tested entities have at least one year of audited statements; (ii) less than 20% (17.36%) of the entities’ combined results would not be reflected in two years of audited financial statements; and (iii) less than 40% (39.67%) of the entities’ combined results would not be reflected in three years of audited financial statements.

	Asset	Investment	Income	Highest	<3 Years	<2 Years	<1 Year
Entity	Test	Test	Test	Significance	Audited	Audited	Audited

3 Prior Years Audited
AZL/POPT — Legal Acquirer	0.14%	0.14%	12.14%	12.14%	—	—	—
Waterfront — Accounting Acquirer *	—	—	—	N/A	—	—	—
Davies Pacific Center	21.46%	21.46%	15.90%	21.46%	—	—	—
Pan Am	15.70%	15.70%	12.95%	15.70%	—	—	—
City Center	2.28%	2.28%	5.32%	5.32%	—	—	—
PBN	4.21%	4.21%	3.55%	4.21%	—	—	—
Sorrento Tech	3.51%	3.02%	0.74%	3.51%	—	—	—

2 Prior Years Audited
City Square	22.03%	7.58%	22.31%	22.31%	22.31%	—	—

1 Prior Year Audited
First Insurance	14.94%	10.68%	0.81%	14.94%	14.94%	14.94%	—
Seville Plaza	0.11%	0.24%	0.20%	0.24%	0.24%	0.24%	—
US Bank Center	0.30%	0.06%	2.18%	2.18%	2.18%	2.18%	—

Total	84.68%	65.37%	76.10%		39.67%	17.36%	0.00%

SAB 80 Thresholds					<40.00%	<20.00%	<10.00%

*	Waterfront, as the accounting acquirer, comprises 15.31% of the Asset Test, 14.59% of the Investment Test and 23.90% of the Income Test.
Please refer to the attached schedules for more detail concerning each of the SAB 80 tests. The results for these tests included in the table above are based on the pro forma balance sheet which was derived from the unaudited consolidated balance sheets as of June 30, 2007 and was prepared in accordance with Article 11 of Regulation S-X. We realize that ultimately, we will need to satisfy these tests using the audited balance sheets as of June 30, 2007. For purposes of obtaining a preliminary indication of concurrence from the Accounting Staff, we wanted to demonstrate that we will be able to satisfy the SAB 80 tests using the June 30, 2007 figures. We expect that any audit adjustments will not be material and will not change the results of the SAB 80 analysis.
Financial Statement Requirements for Waterfront as the Accounting Acquirer
Waterfront was acquired in July 2004 and, therefore, only 29 months of operations can be audited through December 31, 2006. Since Rule 3-02 of Regulation S-X requires three fiscal years for the registrant, Waterfront, as the accounting acquirer, cannot satisfy the financial statement requirements through that date. Accordingly, we are requesting relief for Waterfront,

Securities and Exchange Commission
August 1, 2007

as the accounting acquirer, to satisfy the historical financial statement requirements of Rule 3-02 of Regulation S-X. In evaluating this request, we ask that the Accounting Staff consider that we would be providing audited financial statement of operations for 35 months (a period of 35 months would meet the three-year requirement) by auditing through June 30, 2007, along with balance sheets for December 31, 2005 and 2006, and June 30, 2007. Additionally, assuming the transaction is consummated after September 30, 2007, Waterfront will satisfy the historical financial statement requirements for its periodic filings under the 1934 Act.
Financial Statements to be Included in Revised Proxy Statement
In accordance with Regulation S-X Items 3-01, 3-02, and 3-05 and the guidance previously received from the Accounting Staff, the following information will be included in the Proxy Statement.
     1. AZL — Registrant
a.	A separate audit report for the audited period.

b.	Audited financial statements the six months ended June 30, 2007.

c.	The statement of operations for the six month period ending June 30, 2006 will be presented comparatively on an unaudited basis.
     2. Waterfront — Accounting Acquirer
a.	A separate audit report for this entity as the Accounting Acquirer.

b.	Audited statement of operations for the partial year ended December 31, 2004, the full years ended December 31, 2005 and 2006, and the six months ended June 30, 2007. The statement of operations for the six month period ending June 30, 2006 will be presented comparatively on an unaudited basis.

c.	Audited balance sheets as of December 31, 2005 and 2006, and June 30, 2007.
     3. Other TSG Entities
a.	An audit report for the combined financial statements.

b.	Combined audited statement of operations for the years ended December 31, 2004, 2005, and 2006 and for the six months ended June 30, 2007. The combined statement of operations for the six month period ending June 30, 2006 will be presented comparatively on an unaudited basis.

c.	Audited combined balance sheets as of December 31, 2005 and 2006, and June 30, 2007.
     4. Sorrento Technology Center — Prior Owner
a.	A separate audit report for the pre-acquisition period.

b.	Audited statement of operations for the four months ended December 31, 2004 and eleven months and sixteen days ended December 16, 2005.

c.	Audited balance sheet as of December 31, 2004 (the December 31, 2005 balance sheet is included in the Other TSG Entities’ combined statements).

Securities and Exchange Commission
August 1, 2007

We respectfully request that the Accounting Staff review our proposal and our analysis and confirm, prior to our amending the Master Agreement with AZL (which would require the preparation and execution of an amendment to the Master Agreement and the filing of a Form 8-K by AZL), and re-filing the Proxy Statement, that it concurs with our analysis and that our proposed presentation would be acceptable and consistent with applicable requirements. More specifically, we are seeking a preliminary indication of concurrence from the Accounting Staff as to the following items:
•	Giving effect to the proposed restructuring, Waterfront would be the accounting acquirer.

•	Based on the designation of Waterfront as the accounting acquirer, and Jay Shidler’s controlling ownership interest in Waterfront, only the non-Shidler interests in the Other TSG Entities would be adjusted to reflect fair value in the proforma financial information.

•	The guidelines set forth in SAB 80 would be satisfied, assuming that the audited financial information as of June 30, 2007 were to be consistent with the unaudited information presented in this subsection.

•	Audited financial statements for Waterfront described above in the section entitled “Financial Statements to be Included in Revised Proxy Statement,” can be utilized to satisfy the applicable requirements of Rule 3-02 of Regulation S-X for purposes of the Proxy Statement.
Please call me if the Accounting Staff has any questions. We look forward to hearing from you. As always, we appreciate your cooperation, and that of your colleagues on the Accounting Staff.
Sincerely,
/s/ Lawrence J. Taff
Lawrence J. Taff

EXHIBIT A
TSG ENTITIES
CONTRIBUTION VALUE, CONSIDERATION AND EQUITY

	Waterfront	City	Davies	Pan Am	First	PBN	City	Sorrento	US Bank	Seville
	Plaza	Square	Pacific	Building	Insurance	Building	Center	Tech Center	Center	Plaza	Total

Contribution Value
Asset Fair Value	$150,000,000	101,900,000	120,000,000	77,000,000	66,000,000	20,000,000	9,500,000	15,523,261	5,750,000	2,500,000	$568,173,261
Mortgage Debt	(111,000,000)	(51,000,000)	(95,000,000)	(60,000,000)	(52,000,000)	(12,098,788)	(4,165,723)	(11,800,000)	(4,260,000)	(1,848,750)	(403,173,261)

Total Contribution	$39,000,000	50,900,000	25,000,000	17,000,000	14,000,000	7,901,212	5,334,277	3,723,261	1,490,000	$651,250	$165,000,000

Consideration
Debt — Promissory Note	$—	12,000,000	—	—	—	—	—	—	—	—	$12,000,000
Equity — Partnership Units	39,000,000	38,900,000	25,000,000	17,000,000	14,000,000	7,901,212	5,334,277	3,723,261	1,490,000	651,250	153,000,000

Total Consideration	$39,000,000	50,900,000	25,000,000	17,000,000	14,000,000	7,901,212	5,334,277	3,723,261	1,490,000	651,250	$165,000,000

Equity Ownership Percentage
Partnership Units	24.02%	23.96%	15.40%	10.47%	8.62%	4.87%	3.29%	2.29%	0.92%	0.40%	94.24%
AZL Shareholders and Cash Subscription											5.76%

Total Equity											100.00%

PACIFIC OFFICE PROPERTIES TRUST, INC.
PROFORMA BALANCES FOR SAB 80 ASSET TEST
JUNE 30, 2007

		Waterfront	Davies	Pan Am	First	PBN	City	City	Sorrento	US Bank	Seville
	AZL	Plaza	Pacific	Building	Insurance	Building	Center	Square	Tech Center	Center	Plaza	Total

Net investments in real estate	$55,890	$60,030,066	$87,470,855	$64,052,394	$57,610,646	$11,448,876	$8,425,798	$78,511,470	$14,113,903	$—	$—	$381,719,898
Investment in joint venture	—	—	—	—	—	—	—	—	—	856,880	268,935	1,125,815
Cash and cash equivalents	628,025	2,525,515	1,966,771	490,014	376,660	1,660,697	650,000	2,319,320	40,751	—	—	10,657,753
Restricted cash	—	1,474,485	1,033,229	709,986	823,340	839,303	—	1,180,680	159,249	—	—	6,220,272
Accounts receivable, net	—	2,011,774	941,409	577,547	612,970	484,174	123,371	1,915,451	121,086	—	—	6,787,782
Deferred costs	—	1,201,870	684,475	738,500	651,025	137,938	927	698,279	148,653	—	—	4,261,667
Intangible assets on real estate acq., net	—	7,084,417	3,930,550	2,765,206	6,381,885	3,445,990	335,374	6,342,759	944,550	—	—	31,230,732
Other assets	—	251,146	438,818	285,639	245,003	103,650	59,363	158,639	31,747	—	—	1,574,005
Goodwill (See Note A)	—	—	8,052,202	6,857,842	6,037,321	2,385,062	1,526,899	16,163,127	1,527,721	613,950	268,345	43,432,469

Total Assets	$683,915	$74,579,273	$104,518,310	$76,477,128	$72,738,850	$20,505,690	$11,121,732	$107,289,725	$17,087,660	$1,470,830	$537,280	$487,010,393

Significance	0.14%	15.31%	21.46%	15.70%	14.94%	4.21%	2.28%	22.03%	3.51%	0.30%	0.11%	100.00%

Note A:	Prepared in accordance with SEC Article 11. Goodwill is a result of applying EITF 99-12 in accordance with prior SEC comments. Goodwill was determined by subtracting the agreed upon value from the EITF 99-12 value and multiplying the result by the number of non-Shidler units attributable to the other TSG Entities. The inclusion or elimination of goodwill does not impact the results of the SAB 80 analysis.

PACIFIC OFFICE PROPERTIES TRUST, INC.
PROFORMA BALANCES FOR SAB 80 INVESTMENT TEST
JUNE 30, 2007

	Acquistion
	Cost	Significance

AZL/POPT	$683,915	0.14%
Davies Pacific Center	104,518,310	21.46%
Pan Am Building	76,477,128	15.70%
First Insurance	52,000,000	10.68%
PBN Bldg	20,505,690	4.21%
City Center	11,121,732	2.28%
City Square	36,904,000	7.58%
Sorrento Tech Center	14,699,000	3.02%
USB Center	307,000	0.06%
Seville Plaza	1,163,000	0.24%

Total Acquisition or Investment Costs	318,379,774

Total June 30, 2007 Proforma Assets	$487,010,393	65.37%

PACIFIC OFFICE PROPERTIES TRUST, INC.
PROFORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006
SAB 80 INCOME TEST

		Waterfront	Davies	Pan Am	First	PBN	City	City	Sorrento	US Bank	Seville
	AZL	Plaza	Pacific	Building	Insurance	Building	Center	Square	Tech Center	Center	Plaza	Total

Revenues:
Rental revenues	$—	$12,331,950	$5,673,691	$4,170,455	$4,418,893	$1,171,720	$822,412	$9,276,458	$1,173,559	$—	$—	$39,039,138
Parking revenues	—	2,260,833	1,800,782	745,616	824,990	618,288	104,204	510,073	—	—	—	6,864,786
Expense reimbursements	—	4,088,717	4,573,845	2,934,202	2,699,394	842,038	856,971	301,511	338,098	—	—	16,634,776
Other operating income	—	183,754	67,450	132,665	4,711	44,161	11,873	34,360	(20)	—	—	478,954

Total revenues	$—	$18,865,254	$12,115,768	$7,982,938	$7,947,988	$2,676,207	$1,795,460	$10,122,402	$1,511,637	—	—	$63,017,654

Expenses:
Property operating	—	11,585,328	5,387,381	3,669,058	3,039,326	1,692,553	1,696,610	6,407,395	347,476	—	—	33,825,127
Interest	—	7,074,585	5,567,000	3,702,000	2,984,858	855,270	328,861	3,148,519	692.508	—	—	24.353,601
Depreciation and amortization	—	4,243,357	3,792,683	2,776,159	2,064,088	736,937	618,281	4,105,079	587,032	—	—	18,923,616
General and administrative	2,050,000	36,355	29,691	8,792	10,276	15,425	39,190	279,041	8,250	—	—	2,477,020

Total expenses	$2,050,000	$22,939,625	$14,776,755	$10,156,009	$8,098,548	$3,300,185	$2,682,942	$13,940,034	$1,635,266	—	—	$79,579,364

	$(2,050,000)	$(4,074,371)	$(2,660,987)	$(2,173,071)	$(150,560)	$(623,978)	$(887,482)	$(3,817,632)	$(123,629)	—	—	$(16,561,710)

Income/(loss) from joint ventures	—	—	—	—	—	—	—	—	—	(363,006)	(32,448)	(395,454)
Interest and dividend income	31,000	98,922	16,496	18,730	16,739	34,013	2,350	106,573	936	—	—	325,759

Net income (loss) from continuing operations before taxes	$(2,019,000)	$(3,975,449)	$(2,644,491)	$(2,154,341)	$(133,821)	$(589,965)	$(885,132)	$(3,711,059)	$(122,693)	$(363,006)	$(32,448)	$(16,631,405)

Significance	12.14%	23.90%	15.90%	12.95%	0.81%	3.55%	5.32%	22.31%	0.74%	2.18%	0.20%	100.00%